Morgan Stanley Institutional Fund, Inc.

522 Fifth Avenue

New York, New York 10036

November 25, 2014

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attn:                    Asen Parachkevov, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund, Inc.

Securities Act File No. 033-23166

Registration Statement on Form N-1A

Dear Mr. Scott:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Morgan Stanley Institutional Fund, Inc. (the “Fund”), on behalf of Emerging Markets Leaders Portfolio, a series of the Fund, hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-1A be accelerated so that it will become effective as soon as practicable on December 10, 2014.  The Fund hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Mary E. Mullin
Name:	Mary E. Mullin
Title:	Secretary